UNITED STATES OF AMERICA
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


Application of Northeast   )    CERTIFICATE PURSUANT TO
Utilities  and Northeast   )    RULE 24 UNDER THE PUBLIC
Generation Services        )    UTILITY HOLDING COMPANY ACT
Company on Form U-1        )    OF 1935
File No. 70-9543           )


Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transaction for investment in Exempt Wholesale Generators. HCAR No. 35-27148, March 7, 2000, File No. 70-9543) ("Order").

For the first quarter ended March 31, 2000, the following information is reported pursuant to the Order.

1) A computation in accordance with rule 53(a) (as modified by the Commission's order in this proceeding) of NU's aggregate investment in EWGs.

   As of March 31, 2000, NU's aggregate investment in EWGs was approximately $468.9 million, or 78% of its average NU Consolidated Retained Earnings of approximately $600.2 million.

2) Consolidated capitalization ratios of NU as of the end of that quarter, with consolidated debt to include all short-term debt and non-recourse debt of the EWG.

NU Consolidated Capitalization

                                             As of March 31, 2000
                                    ------------------------------------
                                    (thousands of dollars)          %
                                    ----------------------        -----

Common shareholders' equity               $2,363,999               36.4%
Preferred stock                              402,239                6.2
Long-term and short-term debt              3,727,862               57.4
                                          ----------              -----
                                          $6,494,100              100.0%
                                          ==========              =====


3) Analysis of the growth in consolidated retained earnings which segregates total earnings growth of Northeast Generation Company (NGC) from that attributable to other subsidiaries of NU.

Retained Earnings statement as of March 31, 2000

                                                             NU
                                                NGC      CONSOLIDATED
                                                ---      ------------
                                                (Thousands of Dollars)

Beginning balance as of January 1, 2000       $(3,156)     $581,817
Additions:
      Net Income                                3,008        74,587
Deductions:
      Dividends declared-common shares           -          (14,312)
                                              -------      --------
Ending balance as of March 31, 2000           $  (148)     $642,092
                                              =======      ========

4) A statement of revenues and net income for the EWG for the twelve months ending as of the end of that quarter.

NGC
Twelve months ended March 31, 2000

(Thousands of Dollars)

Revenues    $ 6,835

Net Loss    $   (27)



                                     SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ John J. Roman

    Vice President and Controller
    Northeast Utilities Service Company
    P.O. Box 270
    Hartford, CT 06141-0270
    May 19, 2000